SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: June 25, 2002
(Date of earliest event reported)

PAYCHEX, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	0-11330	16-1124166
(State of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

911 PANORAMA TRAIL SOUTH, ROCHESTER, NEW YORK   14625-0397
(Address of principal executive offices)   (Zip Code)

(585) 385-6666
(Registrant's telephone number, including area code)

1

TABLE OF CONTENTS

ITEM 9. REGULATION FD DISCLOSURE

The registrant's press release dated June 25, 2002, which reports its financial results for the fourth quarter and fiscal year ended May 31, 2002, is furnished (not filed) as Exhibit 99.1. In addition, a Management's Discussion and Analysis of Financial Condition and Results of Operations, which reviews the Company's results of operations for the three years ended May 31, 2002, 2001, and 2000, and its financial condition at May 31, 2002 is furnished (not filed) as Exhibit 99.2.

The Management's Discussion and Analysis is not a complete and comprehensive Management's Discussion and Analysis of Financial Condition and Results of Operations as required by the Securities and Exchange Commission for Annual Reports filed on Form 10-K or Quarterly Reports on Form 10-Q. The Company expects to file its fiscal 2002 Form 10-K with the Securities and Exchange Commission within 90 days following its May 31, 2002 fiscal year-end. The fiscal 2002 Form 10-K will contain a complete set of audited Consolidated Financial Statements, Notes to Consolidated Financial Statements, and Management's Discussion and Analysis of Financial Condition and Results of Operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


PAYCHEX, INC.


Date: June 25, 2002   /s/   B. Thomas Golisano
                                               _____

                                               B. Thomas Golisano
                                               Chairman, President and
                                               Chief Executive Officer

Date: June 25, 2002   /s/   John M. Morphy
                                               _____

                                               John M. Morphy
                                               Vice President, Chief
                                               Financial Officer and
                                               Secretary

EXHIBIT INDEX

Exhibit 99.1   Press Release of Paychex, Inc. Dated June 25, 2002

Exhibit 99.2   Paychex, Inc. Management's Discussion and Analysis of Financial Condition and Results of Operations